

10028474

OMB APPROVAL

OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response......	12.00

SECURITIES A
Was.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47912

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING_____12/31/09_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUEHL CAPITAL CORPORATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

14747 CALIFORNIA STREET, SUITE 1

(No. and Street)

OMAHA	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  TODD ENGLE   402 391-7977

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANKEL ZACHARIA, LLC

(Name – *if individual, state last, first, middle name*)

11404 W DODGE ROAD, SUITE 700	OMAHA	NE	68154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___TODD ENGLE___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___KUEHL CAPITAL CORPORATION___ , as of ___DECEMBER 31___ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

GENERAL NOTARY - State of Nebraska
ROBERT A. WOOD
My Comm. Exp. March 9, 2011

___
Signature

PRESIDENT
___
Title

___
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUEHL CAPITAL CORPORATION

TABLE OF CONTENTS



FrankelZacharia LLC

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying balance sheet of Kuehl Capital Corporation as of December 31, 2009, and the related statements of operations and retained earnings, cash flows, and changes in liabilities subordinated to claims of general creditors, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of Company management. Our responsibility is to express an opinion on the statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the U.S.A. Those standards require that we plan and perform audits to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuehl Capital Corporation as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the U.S.A.

Frankel Zacharia LLC

February 25, 2010

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.**496.9100**
fax 402.496.1024

1

KUEHL CAPITAL CORPORATION

BALANCE SHEET

DECEMBER 31, 2009

ASSETS
Current assets

Cash and cash equivalents	$	1,166,629
Warrants held		99,569
Other		1,309
Total current assets		**1,267,507**
Other non-current assets		**51,201**
TOTAL ASSETS	$	**1,318,708**

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities

Accounts payable	$	72,086
Total liabilities		**72,086**

Stockholder's equity

Common stock, $1 par value, 10,000 shares authorized, and 1,000 shares issued and outstanding		1,000
Paid in capital		122,442
Retained earnings		1,123,180
Total stockholder's equity		**1,246,622**

Commitment (Note 6)

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**1,318,708**

KUEHL CAPITAL CORPORATION

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2009

Revenues		
Bond placement fees	$	2,578,225
Warrant placement fees		1,555,382
Other income		27,061
Total revenues		**4,160,668**
Costs and expenses		
Salaries		1,038,277
Broker-dealer service		48,000
Rent		89,887
Employee benefit plans		33,668
Professional fees		29,551
SID processing services		92,500
Depreciation		22,113
Payroll taxes and benefits		55,372
Insurance		103,205
Office		21,422
Telephone		5,586
Licenses and fees		19,847
Charitable		24,250
Dues and subscriptions		10,946
Miscellaneous		18,868
Total costs and expenses		**1,613,492**
NET INCOME		**2,547,176**
Retained earnings at beginning of year as restated		536,004
Distributions to stockholder		(1,960,000)
RETAINED EARNINGS AT END OF YEAR	$	**1,123,180**

KUEHL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Reconciliation of cash from operating activities

Net income	$	2,547,176
Adjustments		
Depreciation		22,113
(Increase) decrease in operating assets		
Warrants held		51,382
Other		(421)
Increase in operating liabilities		
Accounts payable		(8,983)
Net cash provided by operating activities		**2,611,267**
Cash flows from investing activities		
Distributions		(1,960,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**651,267**
Cash and cash equivalents at beginning of year		515,362
Cash and cash equivalents at end of year	$	**1,166,629**

KUEHL CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2009

Subordinated liabilities at beginning of year	$	--
Net change		--
Subordinated liabilities at end of year	$	--

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. **Organization and Business**

   Kuehl Capital Corporation (a Nebraska corporation) is a registered broker-dealer providing services related to the placement of Sanitary and Improvement District (SID) warrants and bonds in the greater Omaha, Nebraska area. The Company is a wholly owned subsidiary of Nuceaux, LLC. Revenues fluctuate with construction activity in the districts, which is generally controlled by housing and commercial developers.

2. **Significant Accounting and Reporting Policies**

   A. **Basis of Accounting**

      Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the U.S.A. Estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. The accompanying statements do not include estimates that are significant and sensitive, that is, subjective and susceptible to misstatement or bias.

   B. **Cash and Cash Equivalents**

      The Company considers all highly liquid debt instruments with an original maturity at acquisition of three months or less to be cash equivalents. The Company's cash equivalents consists of a money market account.

   C. **Warrants Held**

      The Company is compensated with warrants, which are easily converted to cash. Related revenues are recognized when earned.

   D. **Income Taxes**

      The company is a disregarded entity for income tax reporting. Accordingly, the owner is required to report Company income and deductions for income tax purposes and no provision for income taxes is included in these financial statements. The Company makes substantial distributions of income to the owner.

      Effective January 1, 2009, the Company adopted an accounting standard commonly known as "Accounting for Uncertainty in Income Taxes". This standard requires disclosure and recognition in financial statements of positions taken in a tax return about the treatment of transactions and events that more than likely would not be sustained upon examination by tax authorities.

      The Company believes it complies with applicable income tax laws and regulations and has no significant uncertain tax positions; accordingly, no recognition or further disclosure is necessary.

Continued

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2009

2. **Significant Accounting and Reporting Policies - Continued**

   E. **Subsequent Events**

   Management evaluated transactions and events occurring subsequent to December 31, 2009 and through the date of the auditor's report, (the date the financial statements were available to be issued) to determine whether any events should be recognized or disclosed in these statements. There were no material transactions or events in the subsequent period requiring disclosure or recognition in the statements.

3. **Net Capital Requirements**

   The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000. Net capital, as defined by the Rule was $1,190,129 at December 31, 2009.

4. **Fair Value Measurements**

   Effective January 1, 2009, the Company adopted an accounting standard commonly known as "Fair Value Measurements". Fair Value is the amount expected to be received in an orderly transaction between market participants. This standard establishes a fair value hierarchy used to develop fair value.

   The fair value of financial assets and liabilities is determined by one of the following categories:

   Level 1: Quoted prices are available in active markets for identical assets as of the reporting date. Generally, Level 1 assets are listed and actively traded on a US securities exchange and are valued at the last sales price.

   Level 2: Quoted prices for similar assets (or liabilities) in active markets, quoted prices in markets that are not active, or other corroborated market data.

   Level 3: Assets for which there is little, if any, market activity. The determination of fair value is based on the best information in the circumstances.

   All warrants held by the Company are considered level 2 investments.

5. **Employee Benefit Plans**

   The Company sponsors a profit-sharing plan for all eligible employees. Contributions to the profit sharing plan are discretionary and were approximately $33,700 in 2009.

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS - CONTINUED

DECEMBER 31, 2009

6. <u>Commitment</u>

Facilities occupied by the Company are leased under an agreement that expires in November 2012 and calls for a base rent plus charges for common area maintenance and taxes. Rental cost during 2009 was approximately $89,900. Future minimum lease commitments under this arrangement follow:

Year		
2010	$	60,700
2011		60,800
2012		57,400
	$	178,900

7. <u>Concentration</u>

The Company regularly maintains cash on deposit in excess of FDIC limits.



Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

We audited the accompanying financial statements of Kuehl Capital Corporation as of and for the year ended December 31, 2009, and issued our report thereon dated February 25, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of computation of aggregate indebtedness and net capital in accordance with Rule 15c3-1 under the Securities Exchange Act of 1934, and the reconciliation of net capital and aggregate indebtedness to Client's FOCUS Report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Frankel Zacharia LLC

February 25, 2010

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.**496.9100**
fax 402.496.1024

KUEHL CAPITAL CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

Aggregate indebtedness		
Total liabilities	$	72,086
Reconciling items		--
Net aggregate indebtedness	$	**72,086**
Net capital		
Common stock		1,000
Additional paid-in capital		122,442
Retained earnings		1,123,180
		1,246,622
Deduct nonallowable assets:		
Net property and equipment		(51,201)
Other		(1,309)
Securities haircuts:		
Warrants held		(3,983)
		(56,493)
Net capital	$	**1,190,129**
Capital requirements		
Minimum dollar requirement		100,000
Net capital exceeding requirements		1,090,129
Net capital	$	**1,190,129**
Percentage of net capital to required capital		**1190.1%**
Percentage of aggregate indebtedness to net capital		**6.1%**

KUEHL CAPITAL CORPORATION

RECONCILIATION OF NET CAPITAL AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

DECEMBER 31, 2009

Aggregate indebtedness per FOCUS Report	$	72,086
Reconciling items		--
Aggregate indebtedness per audit report	$	**72,086**
Net capital per FOCUS Report		1,190,129
Reconciling items		--
Net capital per audit report	$	**1,190,129**

KUEHL CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR
 CONTROL REQUIREMENTS

DECEMBER 31, 2009

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.

KUEHL CAPITAL CORPORATION

COMPUTATION OF RESERVE REQUIREMENT

DECEMBER 31, 2009

This firm claims exemption to SEC Rule 15c3-3 pursuant to subparagraph k2i.



FrankelZacharia LLC

Certified Public Accountants

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL</u>

Board of Directors and Stockholder
Kuehl Capital Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements of Kuehl Capital Corporation (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.**496.9100**
fax 402.496.1024

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

Our considerations of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified a deficiency in internal control that we consider to be a significant deficiency and have communicated it in writing to management and those charged with governance on February 25, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frankel Zacharia LLC

February 25, 2010



FrankelZacharia LLC

Certified Public Accountants

<u>INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION</u>

To the Board of Directors of
Kuehl Capital Corporation
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Kuehl Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kuehl Capital Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kuehl Capital Corporation's management is responsible for Kuehl Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences as there are no adjustments; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frankel Zacharia LLC

February 25, 2010

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

16

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047912 FINRA DEC.
KUEHL CAPITAL CORPORATION   14*14
14747 CALIFORNIA ST STE 1
OMAHA NE 68154-1986

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _____8518.40_____

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_____1719.20_____)

   _1/6/09 & 7/23/09_
   Date Paid

   C. Less prior overpayment applied   (_____0_____)

   D. Assessment balance due or (overpayment)   _____6791.20_____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____0_____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____6791.20_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $_____6791.20_____

   H. Overpayment carried forward $(_____0_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuehl Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the _15_ day of _February_, 20_10_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
      Postmarked Received Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _12-31_ , 20_09_
Eliminate cents

Item No.

a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _3,404,159 –_

b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less / from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d SIPC Net Operating Revenues $ _3,404,159 –_

2e. General Assessment @ .0025 $ _8510.40_

(to page 1 but not less than $150 minimum)



FrankelZacharia LLC

Certified Public Accountants

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024

KUEHL CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2009
(WITH INDEPENDENT AUDITOR'S REPORT)



FrankelZacharia LLC
Certified Public Accountants

February 25, 2010

Board of Directors and Stockholders
Kuehl Capital Corporation
Omaha, Nebraska

We hereby consent to the use of our audit report on the financial statements of Kuehl Capital Corporation as of December 31, 2009 and for the year then ended as needed for licensing and related purposes.

Frankel Zacharia LLC

Frankel Zacharia, LLC

First National Plaza
11404 West Dodge Road, Suite 700
Omaha, NE 68154-2576

tel 402.496.9100
fax 402.496.1024